Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

Transition Planning Update: Gas Transportation System Selection

Dear Team El Paso:

As part of our continued commitment to keep you updated on the proposed transaction with Kinder Morgan, Inc., we wanted to let you know that an integration planning decision has been reached on the gas transportation system that will serve as the post-close common platform through which we will integrate our pipelines. After careful consideration and analysis, DART will be the platform we plan for and build upon after the close of the transaction.

A lot of time and effort went into the decision. In fact, an integration planning team consisting of members from Kinder Morgan’s and El Paso’s Pipeline and Information Technology organizations, as well as groups and departments that support the transportation systems for each company, have been meeting over the past several weeks to discuss both DART and Project 4Sight. The purpose of these meetings has been to determine how best to understand the requirements of all our systems to ensure a seamless and effective transition to a single, common, and efficient system backed by standardized business practices.

There are several reasons why the DART selection represents a positive step in the transition planning process. First, the decision means that we have a definitive path forward after the transaction is consummated. As such, we can now focus our collective energy and efforts on planning for a seamless transition to the DART system. Second, the DART system is, in effect, consistent with the objective of Project 4Sight to consolidate the multiple systems into a single gas transportation system for all the pipelines. It may have a different name, but it will ultimately take El Paso’s gas transportation computer systems where we wanted to go – a single, common system that will be efficient for team members and customers alike. And, third, all the work that has been done to date by the Project 4Sight team across Birmingham, Colorado Springs, and Houston will be valuable to the process and leveraged as part of integration planning.

In terms of our next steps, there’s a lot of important work ahead for the integration planning team. Not only will the work continue, but it was clear from our meetings that the DART system will require significant enhancements to accommodate our post-close business. To this end, we’ll be moving full-speed ahead over the next several weeks to develop a project roadmap. This will include identifying the areas and aspects of Project 4Sight that need to stay on track so they can be leveraged as part of the integration planning process, as well as ensuring business requirements and functionality for our customers are effectively captured in the DART system. As part of this process, we’ll also be focusing on resource planning and identifying work assignments for each member of the project team.

Finally, we would like to take this opportunity to recognize the members of the Project 4Sight team for their efforts. Since September 2010, this team has worked hard to make Project 4Sight an innovative initiative for serving our customers, driving efficiencies, and delivering growth. It’s because of the team’s work and accomplishments that we’ll be able to move forward quickly with a new project that will build on the DART system.

As always, thank you for your ongoing commitments and your efforts to manage our business in a safe, efficient, and dependable manner.

Regards,

Sue Barry

Jay Dickerson

Janice Parker

Eric Silva

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.